RNS Miscellaneous

# CAPITAL MARKETS DAY

UNILEVER PLC

Released 16:54:08 07 December 2022

RNS Number : 9666I
Unilever PLC
07 December 2022

**Unilever to hold *Investing for Growth* Capital Markets Day on Thursday, 8 December, 2022**

London, December 7, 2022 - Unilever will hold its 2022 Investor Event on Thursday, 8 December 2022, beginning at 9:10 UK time.

The presentations from Unilever's executive management team will outline the priorities of Unilever, with a focus on investing for growth to drive shareholder value. In addition to Alan Jope, CEO, and Graeme Pitkethly, CFO, investors will hear directly from the five new Business Group Presidents who will share their long-term strategies for driving growth in Beauty & Wellbeing, Personal Care, Nutrition, Home Care and Ice Cream. They will also hear from the Chief Business Operations Officer.

Unilever's outlook for 2022 and its multi-year financial framework are reconfirmed.

Presentations will be webcast. All interested parties are invited to join by visiting the Unilever Investor Relations website or through this link: https://www.unilever.com/investors/results-presentations/unilever-investor-event-2022/.

**ENDS**

---

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements.

These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of poten�al risks and uncertain�es affec�ng the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securi�es and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com. This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END MSCBKOBPABDDDBK London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.